Exhibit (a)(1)(iii)

NT EQUITY LONG/SHORT STRATEGIES FUND
50 South La Salle Street
Chicago, Illinois, 60603

IF YOU DO NOT WANT TO SELL YOUR COMMON UNITS AT THIS TIME, PLEASE DISREGARD THIS NOTICE.
THIS IS SOLELY A NOTIFICATION OF THE FUND'S REPURCHASE OFFER.

January 24, 2012

[UNITHOLDER NAME/ADDRESS]

Dear [UNITHOLDER]:

We are writing to inform you of important dates relating to a repurchase offer by NT Equity Long/Short Strategies Fund (the "Fund"). If you are not interested in tendering your common interests in the Fund ("Common Units") for repurchase at this time, please disregard this notice and take no action.

The tender offer period will begin on January 24, 2012 and end at 5:00 p.m., Central Time, on February 23, 2012. The purpose of the repurchase offer is to provide liquidity to holders of the Common Units. Common Units may be presented to the Fund for repurchase only by tendering them during one of the Fund's announced tender offers.

Should you wish to tender your Common Units or a portion of your Common Units for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal by mail or by fax so that it arrives no later than February 23, 2012. If you do not wish to sell your Common Units, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR COMMON UNITS AT THIS TIME.

All tenders of Common Units must be received by the Fund, either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by February 23, 2012.

If you have any questions, please refer to the attached Offer document, which contains additional important information about the repurchase offer, or call (800) 388-5610.

Sincerely,

Margret E. Duvall